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                                                                     EXHIBIT 4.1

            AMENDMENT NO. 2 TO THE COMMON STOCK INVESTMENT AGREEMENT

     This Amendment No. 2 (the "Amendment") to the Common Stock Investment Agreement dated as of July 30, 1999 (the "Investment Agreement"), by and between General Magic, Inc. (the "Company") and Cripple Creek Securities, LLC (the "Investor"), as previously amended on August 4, 1999, is made as of March 10, 2000 by and between the Company and the Investor.

                                    RECITALS

     WHEREAS, Section 1(d) of the Investment Agreement gives the Investor the right, under certain circumstances, to purchase additional Shares during a Purchase Period, and the Company and the Investor desire to increase the ability of the Investor to purchase Shares pursuant to such provision, it being understood that the parties do not desire to increase the aggregate dollar amount of shares of Common Stock issuable under the Investment Agreement; and

     WHEREAS, the parties desire to modify the provisions contained in Section 1(e) of the Investment Agreement;

     NOW, THEREFORE, in consideration of the foregoing:

     1. Amendment to the Agreement. The parties hereby agree that the Investment Agreement should be amended as follows:

          1.1 Amendment to Section 1(d). The number "30%" in said paragraph shall be deleted and in place thereof the number "100%" shall be inserted. The parties acknowledge and agree that nothing herein shall be deemed to amend the aggregate dollar amount of shares of Common Stock issuable under the Investment Agreement, which shall remain at $26,000,000 as provided in Section 1(a).

          1.2 Amendment to Section 1(e). Section 1(e) shall be deleted in its entirety, and the following shall be substituted in lieu thereof:

     (e)  Limitations on Investor's Obligation and Right to Purchase Shares.

          (1) Notwithstanding anything to the contrary in the Transaction Documents, in no event shall the Investor be required or permitted to purchase, and a Required Dollar Amount shall be deemed not to include, a number of Shares which, when added to the number of shares of Common Stock otherwise beneficially owned within the meaning of Section 13(d) of the 1934 Act as amended (the "1934 Act") (other than by virtue of the ownership of convertible preferred stock, warrants or other securities or rights to purchase that have limitations on the Investor's (or aggregation party, as defined below) right to convert, exercise or purchase similar to the limitation set forth herein) by the Investor or by any "affiliate" (as defined in Rule 144 of the 1934 Act) of the Investor that would be aggregated for purposes of determining whether a group under such Section 13(d) exists as of the date with respect to which this determination is being made ("aggregation party"), would exceed the Restricted Ownership Percentage (as hereinafter defined) of the number of shares of Common Stock outstanding on such date, as determined in accordance with such Section 13(d). The Restricted Ownership Percentage shall


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be 9.9%; provided, however, that the Investor shall have the right to adjust said percentage from time to time, so long as it is never more than 9.9% nor less than 4.99%.

          (2) Each time (a "Covenant Time") the Investor makes a Triggering Acquisition (as defined below) of shares of Common Stock pursuant to this Agreement (the "Triggering Shares"), the Investor will be deemed to covenant that it will not, during the balance of the day on which such Triggering Acquisition occurs, and during the 61-day period beginning immediately after that day, acquire additional shares of Common Stock pursuant to rights-to-acquire existing at that Covenant Time, if the aggregate amount of such additional shares so acquired (without reducing that amount by any dispositions) would exceed (x) the Restricted Ownership Percentage of the number of shares of Common Stock outstanding at that Covenant Time (including the Triggering Shares) minus (y) the number of shares of Common Stock actually owned by the Investor or an aggregation party at that Covenant Time (regardless of how or when acquired, and including the Triggering Shares). "Triggering Acquisition" means (i) the giving of a Purchase Notice (as defined below), (ii) a Closing, or
(iii) any other acquisition of Common Stock by the Investor or an aggregation party; provided, however, that with respect to each event described in the preceding clauses "i", if the associated issuance of shares of Common Stock does not occur, such event shall cease to be a Triggering Acquisition and the related covenant under this paragraph shall terminate. At each Covenant Time, the Investor shall be deemed to waive any right it would otherwise have to acquire shares of Common Stock to the extent that such acquisition would violate any covenant given by the Investor under this paragraph. Notwithstanding anything to the contrary in this Agreement, in the event of a conflict between any covenant given under this paragraph and any obligation of the Investor to buy shares pursuant to this Agreement, the former shall supersede the latter, and the latter shall be reduced accordingly. The Investor shall endeavor in good faith to avoid such a conflict. For the avoidance of doubt:

          (i) The covenant to be given pursuant to this paragraph will be given at every Covenant Time and shall be calculated based on the circumstances then in effect. The making of a covenant at one Covenant Time shall not terminate or modify any prior covenants.

          (ii) The Investor may therefore from time to time be subject to multiple such covenants, each one having been made at a different Covenant Time, and some possibly being more restrictive than others. The Investor must comply with all such covenants then in effect.

          (3) Each Put Notice shall include a representation of the Company as to the number of shares of Common Stock outstanding on the related Put Notice Date as determined in accordance with Section 13(d) of the 1934 Act. In the event that the number of shares of Common Stock outstanding as determined in accordance with Section 13(d) of the 1934 Act is different on any date during a Purchase Period than on the Put Notice Date associated with such Purchase Period, then the number of shares of Common Stock outstanding on such date during such Purchase Period shall govern for purposes of determining whether the Investor would have acquired more than [9.9%] of the number of shares of Common Stock outstanding during such period.


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     2.   Miscellaneous.

          2.1 Capitalized Terms. All capitalized terms not otherwise defined herein will have the meanings set forth in the Investment Agreement.

          2.2 Other Provisions. All provisions of the Investment Agreement, as previously amended, shall remain in full force and effect.

          2.3 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which together shall constitute one instrument.

     IN WITNESS WHEREOF, the undersigned has caused this amendment to be duly executed and delivered by its proper and duly authorized officers.

COMPANY:                                INVESTOR:

GENERAL MAGIC, INC.                     CRIPPLE CREEK SECURITIES, LLC


By: /s/ MARY E. DOYLE                   By: /s/ ROBERT CHENDER
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